SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Announces Further Expansion into Asia Pacific Region

Genesys Japan makes Genesys Conferencing the largest Asia Pac conferencing provider

Denver, Colorado, Tokyo, Japan, and Montpellier, France – March 10, 2004 – Genesys Conferencing, a leading global multimedia conferencing specialist, today announced its expansion into the Japanese market with the opening of its office in Tokyo. This brings Genesys’ global presence to 21 countries and, specifically, the company’s presence in Asia Pacific to six countries. Genesys will be providing Japanese companies with automated conferencing services backed by local support.

Jim Lysinger, Genesys Executive Vice President of Sales, explained that the company’s decision to expand into the Japanese market reflects its overall strategy of increasing its regional presence and serving large-enterprise clients wherever they are located. “Japan is a very important market to us, and we’ll now be providing customers the kind of hands-on support that only a local office can offer,” Lysinger said. “Global companies conduct business simultaneously across all part of the globe, and so do we. We have the largest local country support network of any conferencing provider, and we will continue to build upon it to meet the very special needs of our Global 500 customer base.”

“Asia Pacific is the world’s fastest growing region for desktop conferencing, and Japan is at the heart of that growth,” added Olivier Fourcade, Genesys Conferencing Executive Vice President and Managing Director, Asia Pacific.

“More of our US- and Europe-based multinational clients with Japanese offices are using conference services to streamline internal communications. In addition, Genesys Conferencing’s combination of global presence and local support uniquely positions us with Japanese multinationals looking for a single provider for all their multimedia conferencing needs,” said Fourcade.

“The conferencing market in Asia, and Japan in particular, presents a significant opportunity for growth for multimedia conferencing providers because of three primary drivers in that region: rapid new technology adoption, unique cultural issues, and a highly developed telecommunications infrastructure,” stated Paul Ritter, program manager for collaboration research at the Yankee Group. “Multimedia conferencing will see a compound annual growth rate in excess of 50% over the next three years in this region. A primary reason for this growth is that the visual nature of multimedia, particularly video, is ideal for communications in Japan, where seeing subtle facial cues and body language is especially important in business communications,” said Ritter.

With its new office in Japan and existing presence in Australia, Hong Kong, Malaysia, Singapore and Taiwan, Genesys Conferencing now has a regional presence unmatched in the industry. The company has over 75 employees in the region and a regional call center in Australia. For more information on Genesys Japan, please visit www.genesys.com/jp.

About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 21 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

Contacts at Genesys:

Tricia Heinrich
Global Public Relations, Denver
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

Geoffrey Riggs
European Public Relations, Montpellier
Phone: +33 4 99 13 25 52
geoffrey.riggs@genesys.com

Darren Thomas
Regional Marketing Manager, Asia Pacific
Phone: +65 (6233) 9532
darren.thomas@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer